Exhibit 21.1
List of subsidiaries of Williams Pipeline Partners L.P.

Entity	Jurisdiction	Relationship
Williams Pipeline Operating LLC	Delaware	100% — owned by Williams Pipeline Partners L.P.
Williams Pipeline Partners Holdings LLC	Delaware	100% — owned by Williams Pipeline Operating LLC
Northwest Pipeline GP	Delaware	35% — owned by Williams Pipeline Partners
Holdings LLC